PEAK INTERNATIONAL LIMITED

38507 Cherry Street

Unit G

Newark, CA 94560

Tel (510) 449-0100	Fax: (510) 449-0102

December 16, 2005

VIA ELECTRONIC TRANSMISSION

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Peak International Limited (File Number 000-29332)

Form 10-K for the fiscal year ending March 31, 2005 and Forms 10-Q for the fiscal quarters ending June 30, 2005 and September 30, 2005

Ladies and Gentlemen:

On behalf of Peak International Limited (the “Company”) this is a response to the staff (the “Staff”) of the Securities and Exchange Commission’s letter of December 5, 2005. We understand and agree with the Commission’s efforts to assist filers in their efforts to comply with the applicable disclosure requirements and hope that the Commission will accept our response to your letter as our best efforts to comply with the Staff’s comments and suggestions.

As requested, our references parallel your letter and any abbreviations used in this letter coincide with those used in the Form 10-K or applicable Form 10-Q.

Form 10-K for the year ended March 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response: Noted.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

Item 7. Management’s Discussion and Analysis

Overview

2.	You state that in March 2005 you exited the shipping tube business. Please tell us how you determined it was not appropriate to report the exiting of this business as discontinued operations in accordance with SFAS 144.

Response: We supplementally advise the Staff that we determined that it was not appropriate to report the exiting of the shipping tube business as discontinued operations in accordance to paragraph 41 of SFAS 144 because the tube business was not a component of an entity as the operations and cash flows of the business could not be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

Item 9A – Controls and Procedures, page 33

3.	Please tell us how you were able to conclude that disclosure controls and procedures were effective at March 31, 2005, June 30, 2005, and September 30, 2005 given the following:

•	You discovered discrepancies in the computation and withholding of taxes and social insurance contributions during the third quarter of 2005 for a factory in Shenzhen, and the Peoples Republic of China tax authorities began an investigation into the withholding and payment of taxes at your factory in Shenzhen;

•	As a result of a general review of controls and procedures, you noted additional areas for improvement in the internal controls of the factory in Shenzhen; and

•	You were unable to file your quarterly report for the quarter ended December 31, 2004 and were subsequently delisted from the Nasdaq National Market.

Response: As we disclosed in our quarterly report for the quarter ended December 31, 2004, during the quarter we discovered discrepancies in the computation and withholding of taxes and social insurance contributions for workers at our main production facilities (the “Factory”), which are located in the PRC and are operated pursuant to a processing agreement with an unaffiliated PRC company that obligates our processing partner to provide all of the personnel for the operation of the Factory. We were delayed in timely filing our quarterly report for the quarter ended December 31, 2004 as a result of the investigation into those discrepancies as well as our review of the impact on and potential accounting treatment of any potential liabilities with our independent public auditors. The investigation and ensuing review were concluded prior to the filing of our quarterly report for the quarter ended December 31, 2004 and, as a result, did not impact our disclosure controls and procedures for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

We noted additional areas for improvement in the internal controls at the Factory related to its operation by our processing partner. However, the general review of controls and procedures did not yield any evidence of fraud, and there was no resultant loss. Instead, the additional areas for improvement that we noted related more to operational effectiveness and efficiency.

We were unable to timely file our quarterly report for the quarter ended December 31, 2004 because of the delays arising from our review of our responsibilities relative to the Factory’s obligations. We respectfully note that we were able to timely file our Form 10-K for the fiscal year ended March 31, 2005 and our Forms 10-Q for the fiscal quarters ended June 30, 2005 and September 30, 2005. We also respectfully note that, although we received a notice from the Nasdaq National Market that we were the subject of delisting proceedings, once we filed our Form 10-Q for the quarter ended December 31, 2004, such proceedings were terminated and we were never delisted from the Nasdaq National Market.

4.	You state that your main production facility in Shenzhen is operated pursuant to a processing agreement with an unaffiliated PRC company that obligates it to provide all of the personnel for the operation of your facilities and to render assistance in dealing with matters relating to the import of raw materials and the export of your products. While you do not believe you are contractually obligated under the terms of the agreement to pay these amounts, you have accrued $1.3 million as additional manufacturing costs for the third fiscal quarter of 2005. You also state that you performed a general review of the factory’s controls and procedures and noted additional areas for improvement in the factory’s internal controls. You have been addressing these issues at the factory and are committed to effectively improve the internal controls at the factory as expeditiously as possible. In light of the above, please tell us how you account for the processing agreement. It is not clear whether amounts related to the factory are reflected on your financial statements. If not, please help us understand why this is not appropriate. Please also provide us with a summary of your rights and obligations pursuant to the agreement.

Response: We pay a monthly processing fee to the unaffiliated PRC company, which we consider our “processing partner,” in accordance with the provisions of our processing agreement with it and a course of conduct with the processing partner established over time. The processing fee, which is reflected on our financial statements as cost of goods sold, includes:

•	Salaries that our processing partner pays to the factory workers.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

•	Various taxes to be paid by our processing partner.

•	Amounts to be paid by our processing partner for various social insurance.

•	Management fees of our processing partner for managing the factory workers.

•	Daily financial and accounting fees of our processing partner.

•	Bank formalities fee and any other daily administration fees of our processing partner.

•	Any expenses incurred by our processing partner for providing labor safety products to factory workers.

•	Any other fees of our processing partner and the factory’s workers.

•	Fees for water and power.

•	Fees for transportation, insurance, foreign trade formalities and port fees.

•	Amounts paid for overtime for factory workers.

•	Other expenses of us and our staff.

The processing partner is obligated to provide all the personnel for the operation of our facilities and to render assistance in dealing with matters relating to the import of raw materials and the export of our products. We do not believe we are legally obligated to pay the amounts mentioned in your comment above, as the amounts relate to the computation and withholding of both taxes and social insurance contributions for the factory’s workers, which, under the terms of the agreement, are to be handled and paid by the processing partner. While we believe we are not legally obligated to pay such amounts, we elected to voluntarily make such payment in order to avoid the seizure of our assets at the factory and keep the factory operational. Likewise, while the processing partner is responsible for providing adequate personnel for the operation of the factory, in practice, we have broadly interpreted our right to supervise the factory and have participated broadly in the recruiting, supervision and compensation of factory workers and in the operation of the factory. We believe it is in our interest that we address the internal control issues and effectively improve the internal controls at the factory as expeditiously as possible. In light of the foregoing, we account for the processing agreement in accordance to our rights and obligations pursuant to the agreement as described in the bullet points below as well as practices that have evolved over time.

The processing agreement provides that our processing partner shall:

•	Maintain good communication with relevant departments of local government to ensure normal water and power supply of the factory.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

•	Process and manufacture plastics, metals, paperboard and other products for us, and return all finished products to us, and in connection therewith, provide adequate personnel for the operation of the factory.

•	Assist us with such formalities as applications for approval, government and agency filings, formalities associated with the import and export of machines, facilities, raw materials and finished products.

•	Keep separate accounts, establish accounting books, implement relevant financial and accounting systems stipulated by the government and file relevant statements.

•	Pay taxes according to the laws of the PRC.

•	Our processing partner is entitled to be paid by us a monthly processing fee for its services.

The processing agreement provides that we shall:

•	Provide our processing partner with the machinery, equipment and fittings required for manufacturing our products.

•	Provide our processing partner with raw materials, assessorial materials and packaging materials.

•	Pay for water, power, transportation, insurance, foreign trade formalities, port fees, overtime and other similar expenses associated with the manufacturing of our products.

•	Formulate related standards and rules for processing techniques and instruct the workers of the processing partner in the manufacturing of our products.

•	Pay the processing partner a monthly processing fee.

•	We are entitled to check and review accounts and books of the processing partner and carry on supervision of the financial affairs of the processing partner.

The processing agreement provides that the Shenzhen Long Gang District Foreign Economic Development Co., Ltd., another party to the agreement, will act as the Commercial Affairs Unit (the “CAU”) or local government liaison, and shall:

•	Assist our processing partner and us in compliance with such formalities as applications, filings and other reports related to the facilities and the importation and exportation of machines used at the factory, raw materials used at the factory and finished products manufactured at the factory.

•	With respect to the portion of the processing fee that we have to pay through the CAU to our processing partner, CAU is required to review and pay the appropriate amount to our processing partner.

•	Assist and advise on relevant regulations issued by Shenzhen and Longgang governments related to the processing fee, and notify our processing partner and us of any adjustments made by relevant governments concerning the processing fee.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

5.	Please amend your Form 10-K for the year ended March 31, 2005 to state in clear and unqualified language the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures as of March 31, 2005. You should not state that your disclosure controls and procedures are effective subject to limitations. See Question 5 of our Frequently Asked Questions on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports dated October 6, 2004.

Response: We respectfully note that we believe our statement regarding the effectiveness of our disclosure controls and procedures as of March 31, 2005 complied with the guidance in Section II.F.4 of SEC release No. 33-8238. In Section II.F.4 of SEC release No. 33-8238, the SEC noted that “some companies have indicated that disclosure controls and procedures are designed only to provide ‘reasonable assurance’ that the controls and procedures will meet their objectives. In reviewing those disclosures, the Commission staff generally had not objected to that type of disclosure.” The SEC provides further that “[t]he staff has, however, requested companies including that type of disclosure to set forth, if true, the conclusions of the principal executive officer and principal financial officer that the disclosure controls and procedures are, in fact, effective at the ‘reasonable assurance’ level.” Our disclosure regarding disclosure controls and procedures in Item 9A of the Form 10-K states that “In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards.” We respectfully submit that we believe our disclosure regarding our disclosure controls and procedures has complied with the guidance in Section II.F.4 of SEC Release No. 33-8238.

In addition, we note that we are not yet required to provide the information required by Section 308 of Regulation S-K – “Management’s annual report on internal control over financial reporting.” When our management becomes required to provide an annual report on internal control over financial reporting, we will comply with Question 5 of the Staff’s Frequently Asked Questions on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports dated October 6, 2004.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

6.	Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and marketing expenses and general and administrative expenses line items. Please also tell us whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling and marketing expenses and general and administrative expenses.

Response: We include in the cost of goods sold:

•	Direct and indirect materials.

•	Labor costs and certain manufacturing overhead included in the processing fee (as described in response to Comment 4 above).

•	Other manufacturing overhead which is not included in the processing fee.

The above manufacturing overhead includes costs related to purchasing, receiving, inspection, warehousing and internal transfer. In future filings, we will provide substantially the following disclosure: “In the cost of goods sold, we include the costs associated with direct and indirect materials, labor costs and certain manufacturing overhead included in the processing fee and other manufacturing overhead not included in the processing fee. All manufacturing overhead includes costs relating to purchasing, receiving, inspection, warehousing and internal transfer.”

We include in selling and marketing expenses:

•	Delivery and freight charges.

•	Rental, utility and other expenses of sales offices and warehouses.

•	Depreciation charges.

•	Salaries and benefits for sales staff.

•	Traveling and entertainment expenses of sales staff.

•	Sales commission.

•	Rework of products located at sales offices and warehouses.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

In future filings, in MD&A we will provide substantially the following disclosure: “Selling and marketing expense consists of delivery and freight charges, rental, utility and other expenses of sales offices and warehouses, depreciation charges, salaries and benefits for sales staff, traveling and entertainment expenses of sales staff, sales commission, and rework of products located at sales offices and warehouses.”

We include in general and administrative expenses:

•	Salaries and benefits for management staff.

•	Traveling expenses of management staff.

•	Insurance for directors and officers.

•	Management fees.

•	Depreciation charges.

•	Rental, utility and insurance of management offices.

•	Legal, professional and consultancy fees.

In future filings, in MD&A we will provide substantially the following disclosure: “General and administrative expense consists of salaries and benefits for management staff, traveling expenses of management staff, insurance for directors and officers, management fees, depreciation charges, rental, utility and insurance of management offices, and legal, professional and consultancy fees.”

We include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of our distribution network that relate to our purchasing and manufacturing functions in the cost of sales line item; therefore we do not believe the additional footnote or the additional disclosure in MD&A is necessary. We do not exclude any portion of the aforementioned costs that relate to our purchasing and manufacturing functions from cost of sales. As set forth above, our selling and marketing expenses include rental, utility and other expenses of our sales offices and warehouses. These expenses relate to the sale of our products, and are incurred by our sales offices and warehouses, which are located outside the facilities that manufacture our products. The delivery and freight expenses that were included as part of selling and marketing expenses as disclosed in Note 11 to consolidated financial statements (page F-16) relate to the sales of our products and do not relate to our purchasing and manufacturing functions.

Note 10 – Cost of Goods Sold, page F-15

7.	Given the inventory reserves recorded during 2005, please disclose how you determine that recycled inventory is stated at the lower of cost or market value. Please also disclose the specific facts and circumstances that occurred during the period that led you to believe it was necessary to record these reserves.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

Response: Our inventories are stated at the lower of cost or market value, with cost determined using a cost method that approximate to the first-in, first-out basis. The inventory reserve that we recorded during 2005 for the recycled material was based on the total cost of the inventory, so as to value the recycled material, net of the reserve, at nil. During 2005, we determined there was no demand for the recycled material in the market and that we were unable to economically utilize the inventory. As a result, we believe the appropriate treatment was to record the inventory at its market value of nil.

(j) Foreign currency translation, page F-9

8.	Given that you state that you use the United States dollar as your functional and reporting currencies, it is not clear why foreign currency translation amounts are reported in accumulated other comprehensive (loss) income. Please refer to paragraph 13 of SFAS 52.

Response: The Company (i.e. Peak International Limited) uses the United States dollar as its functional and reporting currencies. However, the Company has subsidiaries that use other currencies as their functional currencies. Therefore, in accordance to paragraph 13 of SFAS 52, foreign currency translation amounts for these subsidiaries are not included in determining net income, but are reported separately in accumulated other comprehensive (loss) income.

Note 14 – Income Tax Benefit (Expense), page F-17

9.	Other items comprise (18.8%) and (31.7%) of the reconciling items between reported income tax expense and the statutory income tax rate in 2004 and 2005. Rule 4.08(h) of Regulation S-X requires the disclosure of all reconciling differences greater than 5%. Please disclose all reconciling items greater than 5% and the nature and effect of any significant matters affecting the comparability of information for all periods presented that are not evident. Please refer to paragraph 47 of SFAS 109.

Response: For the periods indicated, the reconciling items greater than 5%, and their nature and effect that comprise other items, were:

	2005	2004
Valuation allowance	(17.9)%	98.8%
Reserves and accruals not deductible	2.4	(130.5)
Over provision of prior years’ income tax	(3.3)	—

	(18.8)	(31.7)

If required in future filings, we will disclose all reconciling differences greater than 5% as appropriate.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

Note 18 – Commitments and Contingencies, page F-21

10.	You disclosed that in April 2005 the PRC tax authorities began an investigation into the withholding and payment of income taxes by the factory in Shenzhen. The amount of potential taxes, accrued interest and penalties related to this investigation could be substantial. You also disclosed that since the outcome of this investigation could not be predicted that you had not recorded any impact of this investigation in your financial statements. In Item 9A you state that you accrued $1.3 million for discrepancies in the computation and withholding of both taxes and social insurance contributions related to this factory. Please clarify your disclosure to address whether these matters are related, and how you determined it was appropriate to record an accrual for one matter and not for the other. In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5.

Response: We respectfully note that the two matters are separate cases.

In the matter disclosed in Item 9A (and on page 34), it was appropriate to record an accrual because the accrual of $1.3 million fulfilled both of the conditions specified in paragraph 8 of SFAS 5, namely:

a.	Information was available prior to issuance of the financial statements that indicated that it was probable that… a liability had been incurred at the date of the financial statements; and

b.	The amount of the loss was reasonably estimated.

In the April 2005 matter, no accrual was made for a loss contingency because condition b. of paragraph 8 was not met because at the time, we were unable to reasonably estimate the amount of loss. As there was at least a reasonable possibility that a loss might have been incurred, in accordance to paragraph 10 of SFAS 5, a disclosure indicating and explaining the nature of the contingency was made in Note 18(e) to consolidated financial statements (page F-21). As an estimate of the possible loss or range of losses could not be made, we disclosed in the last sentence of Note 18(e) that: “At present, the outcome of this investigation cannot be predicted with reasonable particularity and no impact to the financial statements has been reflected in this respect.”

Note 21 – Segment Information, page F-22

11.	It appears that you believe you have one operating segment in accordance with SFAS 131. Given the different industries that you serve, please tell us how you determined you have one operating segment in accordance with paragraph 10 of SFAS 131. If you have aggregated operating segments, please explain to us how these operating segments met the aggregation criteria of paragraph 17 of SFAS 131.

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

Response: We respectfully note that we have determined that we have one operating segment in accordance with paragraph 10 of SFAS 131 because our various products do not have discrete financial information, but share the same customers, suppliers, raw materials, plant, machinery and equipment. Therefore, in accordance with paragraph 10 of SFAS 131, it is our view that our products are of a similar nature and can appropriately be characterized as within the same operating segment. This is consistent with the information for management purposes, and with the data captured by our subsidiaries in the United States, Hong Kong, Singapore and elsewhere. As we have determined that we have one operating segment in accordance with paragraph 10 of SFAS 131, the issue of segment aggregation does not arise. Therefore, paragraph 17 of SFAS 131 is not applicable.

12.	Given the broad range of your products, please provide the enterprise-wide product disclosures for each group of similar products required by paragraph 37 of SFAS 131.

Response: Although we manufacture and sell various products, such as matrix and disk drive trays, reels and carrier tapes, all these products are similar and can be conveniently classified in one category – precision engineered packaging products for storage and transportation of semiconductor devices and other electronic components. Paragraph 37 of SFAS 131 requires an enterprise to report the revenues from external customers for each product or each group of similar products unless it is impracticable to do so, and if providing the information is impracticable, that fact shall be disclosed. We report the revenues from our external customers in one product group not because of the aforementioned impracticability, but because they are similar. As disclosed in Note 21 to our consolidated financial statements (page F-22): “It is management’s view that the products of the Company are of similar nature and therefore only one business segment is identified.”

Form 10-Q for the period ended September 30, 2005

General

13.	Please address the comments above in your interim filings as well.

Response: Noted. We will provide additional disclosure in future filings consistent with our responses above, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

14.	Your gross profit decreased from $8,118,000 for the six months ended September 30, 2004 to $2,352,000 for the six months ended September 30, 2005, a change in gross

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

profit of $5,766,000. You discussed that cost of goods sold and gross profit decreased due to severance payments of $400,000 and the successful recycling of $200,000 of materials, the cost of which you had recognized in a prior period. However, you did not discuss the impact of lower sales of approximately $2,540,000 on gross profit and other factors that account for the total change in gross profit of $5,766,000. Please also clarify why you believe the recycling costs of $200,000 recognized in a prior period are useful in explaining the decline in gross profit in the current period.

Response: In Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), we disclosed that gross profit “included” (not “decreased due to”) severance payments of $0.4 million and the successful recycling of $0.2 million of materials, the cost of which had been recognized in a prior period. The severance payments had an adverse impact, while the recycling of materials had a favorable impact, on the gross profit. Therefore, we do not believe that the recycling of materials is useful in explaining the decline in the gross profit for the six months ended September 30, 2005, but merely referenced that it was “included” and therefore had an impact on the gross profit for the aforementioned period. This inclusion was to be consistent with the explanation in the previous paragraph of MD&A with regard to the second quarter of fiscal 2006, where we disclosed that: “The gross profit in the second quarter of fiscal 2006 also included… the successful recycling of approximately $0.5 million of materials, the cost of which had been recognized in a prior period.”

In the next paragraph of MD&A, we mentioned that: “Our gross profit for the three and six months ended September 30, 2005 was impacted as a result of accruals we took in connection with an investigation in the PRC.” Later in the same paragraph, we elaborated that: “In addition to the $1.7 million that was estimated and accrued for during the quarter ended June 30, 2005, upon completion of the assessment, the advisors concluded that the additional amount of unpaid income tax and other taxes and interest for certain former employees stationed at or employed by the Factory that could be estimated with a reasonable basis was approximately $0.3 million… and we have accrued $0.3 million as additional manufacturing costs for the quarter ended September 30, 2005.” Therefore, for the six months ended September 30, 2005, the total impact to our gross profit as a result of accruals we took in connection with the PRC investigation was $2.0 million.

Besides the foregoing impact, the reduction in gross profit of $5,766,000 was also due to the reduction in sales of $2,540,000, which we disclosed in net sales on page 15 as follows: “Net sales decreased by approximately 7.3% to $32.0 million for the six months ended September 30, 2005 from $34.6 million for the six months ended September 30, 2004.”

*****

Mr. Rufus Decker

United States Securities and Exchange Commission

December 16, 2005

In connection with the foregoing response, Peak acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (510) 449-0100. Comments can also be sent via facsimile at (510) 449-0102.

Yours truly,

/s/ Katie Fung
Katie Fung
Chief Financial Officer

cc:	Gus Rodriguez, Staff Accountant

Nudrat Salik, Staff Accountant

Calvin Reed

Jack Menache, Esq.